                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of July, 2003

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Zenji Miura
                                                ------------------------------
                                                Zenji Miura
                                                Executive Vice President
                                                and General Manager of the
                                                 Finance and Accounting Division

July 30, 2003


--------------------------------------------------------------------------------

[LOGO] RICOH

                                QUARTERLY REPORT

                         1st Quarter ended June 30, 2003
          (Results for the Period from April 1, 2003 to June 30, 2003)

PERFORMANCE OUTLINE (CONSOLIDATED)
                                                                                                         (Billions of yen)
-------------------------------------------------------------------------------------------- ----------------------------
                                           Three months ended  Three months ended                Year ended
                                              June 30, 2003      June 30, 2002     Change     March 31, 2004   Change
                                                 Results            Results                       Forecast
-------------------------------------------------------------------------------------------- ----------------------------
  Domestic sales                                        224.3            224.8      -0.2%              900.0        0.4%
  Overseas sales                                        213.1            203.4       4.8%              905.0        7.4%
Net sales                                               437.4            428.2       2.1%            1,805.0        3.8%
Gross profit                                            192.7            186.4       3.4%              792.0        6.3%
Operating income                                         38.4             35.9       7.1%              151.0       13.0%
Income before income taxes                               37.3             32.2      15.6%              145.5       17.8%
Net income                                               22.3             19.5      14.5%               85.0       17.2%
-------------------------------------------------------------------------------------------- ----------------------------

Exchange rate (Yen/US$)                                118.52           127.01     -8.49              116.63      -5.33
Exchange rate (Yen/EURO)                               134.67           116.56     18.11              131.17      10.17
-------------------------------------------------------------------------------------------- ----------------------------

Net income per share (yen)                              30.04            26.85      3.19              114.16      14.37
Net income per share-diluted (yen)                          -            26.01         -                   -          -
-------------------------------------------------------------------------------------------- ----------------------------

Cash flows from operating activities                     39.8             54.3     -14.4                   -          -
Cash flows from investing activities                     -7.9            -15.4       7.4                   -          -
Cash flows from financing activities                     -6.4             -3.7      -2.6                   -          -
Cash and cash equivalents at end of period              215.9            203.0      12.9                   -          -
-------------------------------------------------------------------------------------------- ----------------------------

Capital expenditures                                     18.6             17.6       1.0                75.0        1.0
Depreciation for tangible fixed assets                   17.0             16.9       0.0                70.0        0.4
R&D expenditures                                         19.3             18.4       0.9                85.0        1.4
-------------------------------------------------------------------------------------------- ----------------------------

--------------------------------------------------------------------------------------------
                                            June 30, 2003     March 31, 2003    Change
--------------------------------------------------------------------------------------------
Total assets                                          1,924.6          1,884.9      39.7
Shareholders' equity                                    685.7            657.5      28.2
Interest-bearing debt                                   483.1            484.6      -1.4
--------------------------------------------------------------------------------------------

Equity ratio (%)                                         35.6             34.9       0.7
--------------------------------------------------------------------------------------------

Shareholder's equity per share (yen)                   920.97           885.41     35.56
--------------------------------------------------------------------------------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for March 31, 2004 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

PERFORMANCE
*Overview

Consolidated net sales for the first quarter of fiscal 2004 (the three months period from April 1 to June 30, 2003) amounted to YEN437.4 billion, up 2.1% as compared to the previous corresponding period. During this quarter, the average yen exchange rates were at YEN118.52 against the U.S. dollar (an appreciation of approximately 6.7% as compared to the previous corresponding period) and YEN134.67 against the Euro (a depreciation of approximately 15.5% as compared to the previous corresponding period). Net sales would rise 0.9 % excluding effects of such exchange fluctuations.

Domestic sales of printing systems such as MFPs (multifunctional printers) and laser printers with networks and multifunctions, and solutions business such as useware and support continued to be favorable. In addition, demand for semiconductors has recovered. Nevertheless, owing to the growing shift from analog equipments to MFPs and color equipments and to the sluggish growth in PC servers, overall sales decreased by 0.2% as compared to the previous corresponding period.

As for overseas sales, our core product category such as digital PPCs, MFPs and printers posted growth in sales in each region. Sales in the Americas were down 5.6% as compared to the previous corresponding period due to the effects of the yen's appreciation. On the other hand, sales in Europe increased by 18.4% due in part to the effects of the yen's depreciation. Sales in China and other Asian markets decreased by 2.7% due primarily to a decline in demand for optical discs. As a result, overall overseas sales were up 4.8% as compared to the previous corresponding period, and it would increase by 2.1% excluding effects of exchange fluctuations.

Operating income increased by 7.1% as compared to the previous corresponding period, to YEN38.4 billion. This was attributed to an increase in revenues from high-margin, high-value-added products such as digital PPCs, MFPs and printers, and the effects of new products offering and of the continuous cost-cutting activities. In addition, the effects of the yen's depreciation contributed to this rise in operating income. As for non-operating profit and loss, exchange loss and other expenses decreased.

As a result, income before income taxes increased by 15.6% as compared to the previous corresponding period, to YEN37.3 billion.

Due to the change of the Corporate Tax Law in Japan, the amount of tax exemption on research and development expenses was increased, thereby leading to a decline in the effective tax rate. As a result, net income increased by 14.5% as compared to the previous corresponding period, to YEN22.3 billion.

*Conditions by Product Line

Office Equipment (Sales up 1.7%, to YEN383.7 billion)

To support customers more efficiently manage their TDV(total document volume), the Ricoh Group advances solution proposals on optimization of their total printing costs. Ricoh is thus shifting away from standalone analog equipment toward digital, networking, and color and high-speed technologies as a strategy to realize this objective. These efforts allowed us to continue expanding the sales volume digital PPCs, MFPs, laser printers, and other printing systems while continuous sales increase in useware, support and other network system solutions.

In Japan, sales of office equipment took a downturn due primarily to a slowdown in sales of PC servers. However, overseas sales increased due primarily to growth in sales of digital PPCs and printing systems and the relative effects of the yen's depreciation. As a result, overall sales of office equipment increased by 1.7% as compared to the previous corresponding period, to YEN383.7 billion.

     Imaging Solutions (Sales down 3.3%, to YEN212.7 billion)

     Digital Imaging Systems
     - Continuous new offering of digital PPCs products
     (Imagio Neo 351/451 series in Japan and Aficio 2035/2045 series overseas)
     - Domestic sales decreased due primarily to sluggish demand
     - Overseas sales of digital PPCs increased in each region
     As a result, sales in this category increased by 1.7%.

     Other Imaging Systems
     - Sales were down 15.5% due to a shift from analog equipments to MFPs and color equipments.

     Network Input/Output Systems (Sales up 15.4%, to YEN127.5 billion)

     Printing Systems
     - New offering products to cope with the shift to high-speed, networked and color models in Japan and overseas
     (Imagio Neo C380 in Japan and Aficio 1224C/1232C overseas)
     - Sales of MFPs and laser printers continued increasing.
     As a result, sales for this category increased by 22.7%.

     Other Input/Output Systems
     Sales of the optical disc business, which was favorable results in the previous term, decreased by 28.0% due primarily to the model change.

     Network System Solutions (Sales down 7.4%, to YEN43.4 billion)

     - Responded to customers' need for improving total cost performance
     - Strengthened useware, document management and other solutions business
     - Sales of PC servers took a downturn.

Operating income for the entire office equipment business increased by 3.5% as compared to the previous corresponding period, to YEN48.2 billion. This can be ascribed to the continued introduction of new high-margin, high-value-added products, an increase in their sales, and the impact of ongoing cost-cutting efforts in production. In addition, the relative effects of the yen's depreciation contributed to this increase.

Other Businesses (Sales up 5.5%, to YEN53.7 billion)

Sales in this segment increased by 5.5% as compared to the previous corresponding period, to YEN53.7 billion. The semiconductor business registered growth in sales, contributing to the overall improvement in revenues of the other businesses. Sales of measuring equipment took a downswing, on the other hand the leasing business achieved steady gains.
As a result, overall operating income for other businesses increased to YEN2.4 billion.


*Cash Flows

Net cash provided by operating activities decreased YEN14.4 billion as compared to the previous corresponding period, to YEN39.8 billion. This was attributed to the fact that although net income and depreciation and amortization expenses increased as compared to the previous corresponding period, inventories increased in order to cope with SARS (severe acute respiratory syndrome) and an expansion of sales.

Net cash used in investing activities was YEN7.9 billion due to capital investment in new product lines and product development, and the redemption of securities.

As a result, free cash flow generated by operating and investing activities totaled YEN31.9 billion, down YEN7.0 billion as compared to the previous corresponding period.

Net cash used in financing activities amounted to YEN6.4 billion due primarily to efforts of reductions of interest-bearing debt and to dividend payments.

As a result, cash and cash equivalents at the end of the first quarter were YEN26.7 billion higher than the end of the preceding year, standing at YEN215.9 billion.

*Expectations

As for the forecast of business results for the fiscal year ended March 31, 2004, we maintain our net sales forecast YEN1,805.0 billion as that announced in May of this year. We anticipate the exchange rates to trade at YEN116.00 against the U.S. dollar and YEN130.00 against the Euro in and after the second quarter. We believe we can offset the decline in domestic sales stemming from sluggish demand by implementing business strategies, such as the continued and effective introduction of new products, and by augmenting overseas sales expansion.


As for income, we revised upward our forecast of operating income from YEN147.0 billion announced in May of this year to YEN151.0 billion, income before income taxes from YEN137.0 billion to YEN145.5 billion, and net income from YEN79.0 billion to YEN85.0 billion. This upward revision reflects stronger first quarter results than initially forecast and our anticipation of a further improvement in profitability.



Our performance forecasts for fiscal 2004 are as follows:

Exchange Rate Assumptions for the full year ended March 31, 2004
US$ 1  = YEN116.63 (YEN121.96 in previous fiscal year)
EURO 1 = YEN131.17 (YEN121.00 in previous fiscal year)


                                                                     (Billions of yen)
------------------------------------------------------------------------------------------
                                  Year ended         Year ended
                                March 31, 2004     March 31, 2003         Change
                                   Forecast            Results
------------------------------------------------------------------------------------------
  Domestic sales                      900.0              896.0            0.4%
  Overseas sales                      905.0              842.3            7.4%
Net sales                           1,805.0            1,738.3            3.8%  (*1)
Gross profit                          792.0              745.3            6.3%
Operating income                      151.0              133.6           13.0%
Income before income taxes            145.5              123.4           17.8%
Net income                             85.0               72.5           17.2%  (*2)
------------------------------------------------------------------------------------------

Notes:
*1...Net sales would be tenth consecutive year of growth.
*2...Net income would be twelfth consecutive year of growth and tenth consecutive year of record high.


* Ricoh bases the forecast estimates for March 31, 2004 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FINANCIAL HIGHLIGHTS FOR THE 1ST QUARTER ENDED JUNE 30, 2003
(U.S. GAAP FINANCIAL INFORMATION)

1. ITEMS RELATING TO 1ST QUARTER FINANCIAL STATEMENTS
(1) No change in accounting method has been made.
(2) No change relating to the scale of consolidation and the application of the equity method has been made.

2. RESULTS FOR THE PERIOD FROM APRIL 1, 2003 TO JUNE 30, 2003

(1) Operating Results                                                                                    (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                         Three months ended     Three months ended        Year ended
                                                           June 30, 2003          June 30, 2002         March 31, 2003
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                            437,453                 428,271           1,738,358
    (% change from the previous corresponding period)                    2.1                     4.0                 3.9
Operating income                                                      38,484                  35,927             133,654
    (% change from the previous corresponding period)                    7.1                    13.6                 3.1
Income before income taxes                                            37,317                  32,270             123,470
    (% change from the previous corresponding period)                   15.6                    18.7                 8.4
Net income                                                            22,355                  19,521              72,513
    (% change from the previous corresponding period)                   14.5                    31.2                17.7
Net income per share-basic (yen)                                       30.04                   26.85               99.79
Net income per share-diluted (yen)                                         -                   26.01               96.81
-------------------------------------------------------------------------------------------------------------------------

Notes:
  i. Equity in earnings of affiliates: YEN 452 million (YEN 831 million in previous corresponding period)
  ii. Average number of shares outstanding:744,258,093 shares (727,067,931 shares in previous corresponding period)

(2) Financial Position                                                                                   (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                           June 30, 2003          June 30, 2002         March 31, 2003
-------------------------------------------------------------------------------------------------------------------------
Total assets                                                       1,924,631               1,821,949           1,884,922
Shareholders' equity                                                 685,730                 648,343             657,514
Equity ratio (%)                                                        35.6                    35.6                34.9
Equity per share (yen)                                                920.97                  891.78              885.41
-------------------------------------------------------------------------------------------------------------------------

Note: Number of shares outstanding as of June 30, 2003: 744,571,144 shares (727,024,532 shares as of June 30, 2002)

Cash Flow                                                                                                (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                         Three months ended     Three months ended        Year ended
                                                           June 30, 2003          June 30, 2002         March 31, 2003
-------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                                  39,877                  54,359             185,742
Cash flows from investing activities                                  -7,973                 -15,417             -98,199
Cash flows from financing activities                                  -6,404                  -3,791             -67,143
Cash and cash equivalents at end of period                           215,982                 203,062             189,243
-------------------------------------------------------------------------------------------------------------------------

3. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2003 TO MARCH 31, 2004                                   (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                                                                 Half year ended          Year ended
                                                                                September 30, 2003      March 31, 2004
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                                                    892,500           1,805,000
Operating income                                                                              73,500             151,000
Income before income taxes                                                                    71,000             145,500
Net income                                                                                    41,500              85,000
-------------------------------------------------------------------------------------------------------------------------

Note:  Net income per share (Consolidated) 114.16 yen

In accordance with Japanese regulations, Ricoh has issued forecast for its financial results for the fiscal year ending March 2004. These forecast are forward-looking statements based on a number of assumptions and beliefs in light of the information currently available to management and subject to significant risks and uncertainties.

CONSOLIDATED PERFORMANCE
1. CONSOLIDATED STATEMENTS OF INCOME                                                                           (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                  Three months ended      Three months ended
                                                     June 30, 2003           June 30, 2002            Change            %
---------------------------------------------------------------------------------------------------------------------------------

Net sales                                                    437,453                 428,271                9,182            2.1
Cost of sales                                                244,701                 241,774                2,927            1.2
    Percentage of net sales (%)                                 55.9                    56.5
Gross Profit                                                 192,752                 186,497                6,255            3.4
    Percentage of net sales (%)                                 44.1                    43.5
Selling, general and administrative expenses                 154,268                 150,570                3,698            2.5
    Percentage of net sales (%)                                 35.3                    35.1
Operating income                                              38,484                  35,927                2,557            7.1
    Percentage of net sales (%)                                  8.8                     8.4
Other (income) expense
  Interest and dividend income                                   696                     963                 -267          -27.7
    Percentage of net sales (%)                                  0.1                     0.2
  Interest expense                                             1,524                   1,739                 -215          -12.4
    Percentage of net sales (%)                                  0.3                     0.4
  Other, net                                                     339                   2,881               -2,542          -88.2
    Percentage of net sales (%)                                  0.1                     0.7
Income before income taxes, equity income and
 minority interests                                           37,317                  32,270                5,047           15.6
    Percentage of net sales (%)                                  8.5                     7.5
Provision for income taxes                                    14,062                  13,001                1,061            8.2
    Percentage of net sales (%)                                  3.2                     3.0
Minority interests in earnings of subsidiaries                 1,352                     579                  773          133.5
    Percentage of net sales (%)                                  0.3                     0.1
Equity in earnings of affiliates                                 452                     831                 -379          -45.6
    Percentage of net sales (%)                                  0.1                     0.2
Net income                                                    22,355                  19,521                2,834           14.5
    Percentage of net sales (%)                                  5.1                     4.6
---------------------------------------------------------------------------------------------------------------------------------
2-1. CONSOLIDATED SALES BY PRODUCT CATEGORY                                                                    (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                  Three months ended      Three months ended
                                                     June 30, 2003           June 30, 2002            Change            %
---------------------------------------------------------------------------------------------------------------------------------
(Office Equipment)
Imaging Solutions:
  Digital Imaging Systems                                    158,997                 156,289                2,708            1.7
    Percentage of net sales (%)                                 36.3                    36.5
  Other Imaging Systems                                       53,771                  63,632               -9,861          -15.5
    Percentage of net sales (%)                                 12.3                    14.8
Total Imaging Solutions                                      212,768                 219,921               -7,153           -3.3
    Percentage of net sales (%)                                 48.6                    51.3
---------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
  Printing Systems                                           116,106                  94,653               21,453           22.7
    Percentage of net sales (%)                                 26.5                    22.1
  Other Input/Output Systems                                  11,421                  15,863               -4,442          -28.0
    Percentage of net sales (%)                                  2.7                     3.7
Total Network Input/Output Systems                           127,527                 110,516               17,011           15.4
    Percentage of net sales (%)                                 29.2                    25.8
---------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                                      43,437                  46,930               -3,493           -7.4
    Percentage of net sales (%)                                  9.9                    11.0
---------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                                       383,732                 377,367                6,365            1.7
    Percentage of net sales (%)                                 87.7                    88.1
---------------------------------------------------------------------------------------------------------------------------------
(Other Businesses)
Other Businesses                                              53,721                  50,904                2,817            5.5
    Percentage of net sales (%)                                 12.3                    11.9
---------------------------------------------------------------------------------------------------------------------------------
Grand Total                                                  437,453                 428,271                9,182            2.1
    Percentage of net sales (%)                                100.0                   100.0
---------------------------------------------------------------------------------------------------------------------------------
2-2. CONSOLIDATED SALES BY GEOGRAPHIC AREA                                                                     (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                  Three months ended      Three months ended
                                                     June 30, 2003           June 30, 2002           Change             %
---------------------------------------------------------------------------------------------------------------------------------
(Domestic)                                                   224,335                 224,844                 -509           -0.2
    Percentage of net sales (%)                                 51.3                    52.5
(Overseas)                                                   213,118                 203,427                9,691            4.8
    Percentage of net sales (%)                                 48.7                    47.5
      The Americas                                            79,491                  84,171               -4,680           -5.6
        Percentage of net sales (%)                             18.2                    19.7
      Europe                                                  98,619                  83,260               15,359           18.4
        Percentage of net sales (%)                             22.5                    19.4
      Other                                                   35,008                  35,996                 -988           -2.7
        Percentage of net sales (%)                              8.0                     8.4
Grand Total                                                  437,453                 428,271                9,182            2.1
    Percentage of net sales (%)                                100.0                   100.0
---------------------------------------------------------------------------------------------------------------------------------
              Reference : Exchange rate
                        US$ 1                              YEN118.52               YEN127.01
                        EURO 1                             YEN134.67               YEN116.56

3. SEGMENT INFORMATION

(1) Industry Segment Information                                                                                 (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                               Three months ended     Three months ended
                                                                  June 30, 2003         June 30, 2002             Change      %
----------------------------------------------------------------------------------------------------------------------------------
OFFICE EQUIPMENT:
   Net sales:
      Unaffiliated customers                                                383,732                377,367          6,365     1.7
      Intersegment                                                                -                      -              -       -
      Total                                                                 383,732                377,367          6,365     1.7
----------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                       335,487                330,766          4,721     1.4
----------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                          48,245                 46,601          1,644     3.5
          Operating income on office equipment sales(%)                        12.6                   12.3
----------------------------------------------------------------------------------------------------------------------------------
OTHER BUSINESSES:
   Net sales:
      Unaffiliated customers                                                 53,721                 50,904          2,817     5.5
      Intersegment                                                              627                    738           -111   -15.0
      Total                                                                  54,348                 51,642          2,706     5.2
----------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                        51,936                 51,281            655     1.3
----------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                           2,412                    361          2,051   568.1
          Operating income on sales in other businesses (%)                     4.4                    0.7
----------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                             -627                   -738            111       -
      Total                                                                    -627                   -738            111       -
----------------------------------------------------------------------------------------------------------------------------------
   Operating expenses:
      Intersegment                                                             -647                   -751            104       -
      Corporate                                                              12,193                 11,048          1,145       -
      Total                                                                  11,546                 10,297          1,249       -
----------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                         -12,173                -11,035         -1,138       -
----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      Unaffiliated customers                                                437,453                428,271          9,182     2.1
      Intersegment                                                                -                      -              -       -
      Total                                                                 437,453                428,271          9,182     2.1
----------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                       398,969                392,344          6,625     1.7
----------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                          38,484                 35,927          2,557     7.1
          Operating income on consolidated net sales(%)                         8.8                    8.4
----------------------------------------------------------------------------------------------------------------------------------


(2) Geographic Segment Information                                                                              (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                               Three months ended     Three months ended
                                                                  June 30, 2003          June 30, 2002            Change      %
----------------------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
      External customers                                                    238,338                240,204         -1,866    -0.8
      Intersegment                                                           97,074                 78,012         19,062    24.4
      Total                                                                 335,412                318,216         17,196     5.4
----------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                       301,568                292,493          9,075     3.1
----------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                          33,844                 25,723          8,121    31.6
          Operating income on sales in Japan(%)                                10.1                    8.1
----------------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
      External customers                                                     77,534                 82,206         -4,672    -5.7
      Intersegment                                                            1,582                  1,259            323    25.7
      Total                                                                  79,116                 83,465         -4,349    -5.2
----------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                        76,823                 82,091         -5,268    -6.4
----------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                           2,293                  1,374            919    66.9
          Operating income on sales in the Americas(%)                          2.9                    1.6
----------------------------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
      External customers                                                     98,763                 83,622         15,141    18.1
      Intersegment                                                            1,056                    897            159    17.7
      Total                                                                  99,819                 84,519         15,300    18.1
----------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                        94,329                 81,226         13,103    16.1
----------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                           5,490                  3,293          2,197    66.7
          Operating income on sales in Europe(%)                                5.5                    3.9
----------------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      External customers                                                     22,818                 22,239            579     2.6
      Intersegment                                                           25,115                 15,576          9,539    61.2
      Total                                                                  47,933                 37,815         10,118    26.8
----------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                        45,580                 35,557         10,023    28.2
----------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                           2,353                  2,258             95     4.2
          Operating income on sales in other(%)                                 4.9                    6.0
----------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                         -124,827                -95,744        -29,083       -
      Total                                                                -124,827                -95,744        -29,083       -
----------------------------------------------------------------------------------------------------------------------------------
   Operating expenses:                                                     -119,331                -99,023        -20,308       -
----------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                          -5,496                  3,279         -8,775       -
----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      External customers                                                    437,453                428,271          9,182     2.1
      Intersegment                                                                -                      -              -       -
      Total                                                                 437,453                428,271          9,182     2.1
----------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                       398,969                392,344          6,625     1.7
----------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                          38,484                 35,927          2,557     7.1
          Operating income on consolidated net sales(%)                         8.8                    8.4
----------------------------------------------------------------------------------------------------------------------------------

4. CONSOLIDATED BALANCE SHEETS

Assets                                                                                           (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                         June 30, 2003        March 31, 2003          Change
------------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                      219,888               200,330                19,558
   Trade receivables                                           412,046               417,942                -5,896
   Marketable securities                                           112                   107                     5
   Inventories                                                 161,770               146,051                15,719
   Other current assets                                         59,874                58,083                 1,791
Total Current Assets                                           853,690               822,513                31,177
Fixed Assets
   Tangible fixed assets                                       246,613               248,752                -2,139
   Finance receivable                                          484,702               476,293                 8,409
   Other Investments                                           339,626               337,364                 2,262
Total Fixed Assets                                           1,070,941             1,062,409                 8,532
------------------------------------------------------------------------------------------------------------------
Total Assets                                                 1,924,631             1,884,922                39,709
------------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits:
   Cash and cash equivalents                                   215,982               189,243
   Time deposits                                                 3,906                11,087

Liabilities and Shareholders' Investment                                                         (Millions of yen)
------------------------------------------------------------------------------------------------------------------
                                                         June 30, 2003        March 31, 2003          Change
------------------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                              287,377               280,798                 6,579
   Short-term borrowings                                       165,971               138,713                27,258
   Other current liabilities                                   174,678               169,072                 5,606
Total Current Liabilities                                      628,026               588,583                39,443
Fixed Liabilities
   Long-term indebtedness                                      317,227               345,902               -28,675
   Retirement benefit obligation                               214,622               209,011                 5,611
   Other fixed liabilities                                      30,556                30,653                   -97
Total Fixed Liabilities                                        562,405               585,566               -23,161
------------------------------------------------------------------------------------------------------------------
Total Liabilities                                            1,190,431             1,174,149                16,282
------------------------------------------------------------------------------------------------------------------
Minority Interest                                               48,470                53,259                -4,789
------------------------------------------------------------------------------------------------------------------
Shareholders' Investment
   Common stock                                                135,364               135,364                     -
   Additional paid-in capital                                  186,599               186,521                    78
   Retained earnings                                           451,905               434,748                17,157
   Accumulated other comprehensive income (loss)               -87,518               -94,733                 7,215
   Treasury stock                                                 -620                -4,386                 3,766
Total Shareholders' Investment                                 685,730               657,514                28,216
------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment               1,924,631             1,884,922                39,709
------------------------------------------------------------------------------------------------------------------
Note: Other comprehensive income;
   Net unrealized holding gains on available-for-sale
   securities                                                   10,165                 8,582                 1,583
   Pension liability adjustments                               -87,358               -89,119                 1,761
   Net unrealized gains (losses) on derivative instruments         -96                  -178                    82
   Cumulative translation adjustments                          -10,229               -14,018                 3,789

                Reference: Exchange rate                 June 30, 2003        March 31, 2003
                         US$ 1                               YEN119.80             YEN120.20
                        EURO 1                               YEN136.92             YEN129.83

5. CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                                    (Millions of yen)
----------------------------------------------------------------------------------------------------------------------
                                                                            Three months ended    Three months ended
                                                                               June 30, 2003         June 30, 2002
----------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   1. Net income                                                                    22,355              19,521
   2. Adjustments to reconcile net income to net cash provided by operating activities--
        Depreciation and amortization                                               19,673              19,148
        Equity in earnings of affiliates, net of dividends received                      2                -191
        Deferred income taxes                                                       -3,382              -1,679
        Loss on disposal and sales of tangible fixed assets                             22                  83
        Changes in assets and liabilities--
          Decrease in trade receivables                                              8,801              12,259
          Decrease (increase) in inventories                                       -14,126                 295
          Increase in finance receivables                                           -8,102              -9,743
          Increase (decrease) in trade payables                                      6,019              -9,830
          Increase in accrued income taxes and accrued expenses
           and other                                                                 3,792               7,839
          Retirement benefit obligation, net                                         6,835               2,515
          Other, net                                                                -2,012              14,142
---------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities                                        39,877              54,359
---------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
   1. Proceeds from sales of plant and equipment                                         7                  34
   2. Expenditures for tangible fixed assets                                       -18,657             -17,609
   3. Payments for purchases of available-for-sale securities                      -25,043             -20,002
   4. Proceeds from sales of available-for-sale securities                          30,063              16,960
   5. (Increase) decrease in investments in and advances to affiliates                  14                -516
   6. Decrease in time deposits                                                      7,176               7,370
   7. Other, net                                                                    -1,533              -1,654
---------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                                            -7,973             -15,417
---------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
   1. Proceeds from long-term indebtedness                                             759              29,551
   2. Repayment of long-term indebtedness                                           -8,596              -5,601
   3. Increase (decrease) in short-term borrowings, net                             11,907             -32,249
   4. Proceeds from issuance of long-term debt securities                                -              10,000
   5. Repayment of long-term debt securities                                        -5,000                   -
   6. Cash dividends paid                                                           -5,195              -5,087
   7. Purchase of treasury stocks                                                      -85                -159
   8. Other, net                                                                      -194                -246
---------------------------------------------------------------------------------------------------------------
   Net cash used in financing activities                                            -6,404              -3,791
---------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                     1,239              -2,261
---------------------------------------------------------------------------------------------------------------
V. Net Increase in Cash and Cash Equivalents                                        26,739              32,890
---------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                                 189,243             170,172
---------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Period                                    215,982             203,062
---------------------------------------------------------------------------------------------------------------

6. SIGNIFICANT ACCOUNTING POLICIES (CONSOLIDATED)

1. ITEMS RELATING TO THE SCALE OF CONSOLIDATION AND THE APPLICATION OF THE EQUITY METHOD
Number of consolidated subsidiaries: 334; non-consolidated subsidiaries: 37; affiliated companies: 24

2. CONSOLIDATED ACCOUNTING POLICIES (SUMMARY)
(1) Principles of Consolidation
The consolidated financial statements include the accounts of Ricoh and its consolidated subsidiaries. Investments in 20% to 50% owned companies when the company has the ability to exercise significant influence are accounted for on the equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

(2) Securities
In conformity with SFAS No.115, securities are mainly classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss).

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

(3) Inventories
Inventories are mainly stated at the lower of average cost or market. Inventory costs include raw materials, labor and manufacturing overheads.

(4) Plant and Equipment
Depreciation of plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. Certain leased buildings, machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, "Accounting for Leases."

(5) Goodwill and Other Intangible Assets
In conformity with SFAS No.142, Goodwill and intangible asset determined to have an indefinite useful life are not amortized. SFAS No. 142 requires annual impairment testing thereof.

(6) Use of Estimates
Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

-APPENDIX-

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                           (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                              Three months ended   Three months ended                  Change excluding
                                                June 30, 2003         June 30, 2002     Change     %   exchange impact     %
-----------------------------------------------------------------------------------------------------------------------------
(Office Equipment)
Imaging Solutions:
  Digital Imaging Systems                                158,997              156,289     2,708    1.7          1,106     0.7
    Percentage of net sales (%)                             36.3                 36.5
     Domestic                                             65,894               70,950    -5,056   -7.1         -5,056    -7.1
     Overseas                                             93,103               85,339     7,764    9.1          6,162     7.2
  Other Imaging Systems                                   53,771               63,632    -9,861  -15.5        -10,993   -17.3
    Percentage of net sales (%)                             12.3                 14.8
     Domestic                                             19,282               22,406    -3,124  -13.9         -3,124   -13.9
     Overseas                                             34,489               41,226    -6,737  -16.3         -7,869   -19.1
Total Imaging Solutions                                  212,768              219,921    -7,153   -3.3         -9,887    -4.5
    Percentage of net sales (%)                             48.6                 51.3
  Domestic                                                85,176               93,356    -8,180   -8.8         -8,180    -8.8
  Overseas                                               127,592              126,565     1,027    0.8         -1,707    -1.3
------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
  Printing Systems                                       116,106               94,653    21,453   22.7         19,175    20.3
    Percentage of net sales (%)                             26.5                 22.1
     Domestic                                             52,458               40,108    12,350   30.8         12,350    30.8
     Overseas                                             63,648               54,545     9,103   16.7          6,825    12.5
  Other Input/Output Systems                              11,421               15,863    -4,442  -28.0         -4,559   -28.7
    Percentage of net sales (%)                              2.7                  3.7
     Domestic                                              1,642                3,463    -1,821  -52.6         -1,821   -52.6
     Overseas                                              9,779               12,400    -2,621  -21.1         -2,738   -22.1
Total Network Input/Output Systems                       127,527              110,516    17,011   15.4         14,616    13.2
    Percentage of net sales (%)                             29.2                 25.8
  Domestic                                                54,100               43,571    10,529   24.2         10,529    24.2
  Overseas                                                73,427               66,945     6,482    9.7          4,087     6.1
------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                                  43,437               46,930    -3,493   -7.4         -3,505    -7.5
    Percentage of net sales (%)                              9.9                 11.0
  Domestic                                                42,667               46,285    -3,618   -7.8         -3,618    -7.8
  Overseas                                                   770                  645       125   19.4            113    17.5
-----------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                                   383,732              377,367     6,365    1.7          1,224     0.3
    Percentage of net sales (%)                             87.7                 88.1
  Domestic                                               181,943              183,212    -1,269   -0.7         -1,269    -0.7
  Overseas                                               201,789              194,155     7,634    3.9          2,493     1.3
    The Americas                                          78,908               83,895    -4,987   -5.9            528     0.6
    Europe                                                97,613               82,608    15,005   18.2          4,291     5.2
    Other                                                 25,268               27,652    -2,384   -8.6         -2,326    -8.4
------------------------------------------------------------------------------------------------------------------------------
(Other Businesses)
Other Businesses                                          53,721               50,904     2,817    5.5          2,538     5.0
    Percentage of net sales (%)                             12.3                 11.9
  Domestic                                                42,392               41,632       760    1.8            760     1.8
  Overseas                                                11,329                9,272     2,057   22.2          1,778    19.2
    The Americas                                             583                  276       307  111.2            348   126.1
    Europe                                                 1,006                  652       354   54.3            242    37.1
    Other                                                  9,740                8,344     1,396   16.7          1,188    14.2
------------------------------------------------------------------------------------------------------------------------------
Grand Total                                              437,453              428,271     9,182    2.1          3,762     0.9
    Percentage of net sales (%)                            100.0                100.0
  Domestic                                               224,335              224,844      -509   -0.2           -509    -0.2
    Percentage of net sales (%)                             51.3                 52.5
  Overseas                                               213,118              203,427     9,691    4.8          4,271     2.1
    Percentage of net sales (%)                             48.7                 47.5
     The Americas                                         79,491               84,171    -4,680   -5.6            876     1.0
       Percentage of net sales (%)                          18.2                 19.7
     Europe                                               98,619               83,260    15,359   18.4          4,533     5.4
       Percentage of net sales (%)                          22.5                 19.4
     Other                                                35,008               35,996      -988   -2.7         -1,138    -3.2
       Percentage of net sales (%)                           8.0                  8.4
------------------------------------------------------------------------------------------------------------------------------

Each category includes the following product line:

Digital Imaging Systems           Digital PPCs, color PPCs, digital duplicators and facsimile machines
Other Imaging Systems             Analog PPCs, diazo copiers, and thermal paper
Printing Systems                  MFPs(multifunctional printers), laser printers and software
Other Input/Output Systems        Optical discs and system scanners
Network System Solutions          Personal computers, PC servers, network systems and network related software
Other Businesses                  Optical equipments, measuring equipments and semiconductors

           Reference:             Three months ended   Three months ended    Change
          Exchange rate              June 30, 2003        June 30, 2002
              US$ 1                   YEN118.52             YEN127.01       YEN-8.49
             EURO 1                   YEN134.67             YEN116.56       YEN18.11

2. FORECAST OF CONSOLIDATED QUARTERLY PERFORMANCE

                                                                                                                   (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                            Three                  Three
                                         months ended            months ended         Half year ended          Year ended
                                         June 30, 2003  Change  Sept. 30, 2003 Change  Sept. 30, 2003 Change March 31, 2004 Change
                                            Results        %       Forecast       %       Forecast      %        Forecast      %
-----------------------------------------------------------------------------------------------------------------------------------

Net sales                                        437.4     2.1           455.0    6.2           892.5    4.2        1,805.0     3.8
Gross profit                                     192.7     3.4           195.2   12.1           388.0    7.6          792.0     6.3
Operating income                                  38.4     7.1            35.0   37.9            73.5   19.8          151.0    13.0
Income before income taxes                        37.3    15.6            33.6   43.9            71.0   27.5          145.5    17.8
Net income                                        22.3    14.5            19.1   36.7            41.5   23.8           85.0    17.2
-----------------------------------------------------------------------------------------------------------------------------------
Net income per share (yen)                       30.04       -           25.70      -           55.74      -         114.16       -
-----------------------------------------------------------------------------------------------------------------------------------
Capital expenditure                               18.6       -            18.9      -            37.5      -           75.0       -
Depreciation for tangible fixed assets            17.0       -            17.0      -            34.0      -           70.0       -
R&D expenditure                                   19.3       -            21.7      -            41.0      -           85.0       -
-----------------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                         118.52       -          116.00      -          117.26      -         116.63       -
Exchange rate (Yen/EURO)                        134.67       -          130.00      -          132.34      -         131.17       -
------------------------------------------------- ---------------------------------------------------------------------------------

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                                   (Billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                               Half year ended September 30, 2003                    Year ended March 31, 2004
                                               ----------------------------------                    -------------------------
                                                       Change                  Change                 Change                Change
                                            Forecast     %       Forecast(*)     %       Forecast       %     Forecast(*)     %
-----------------------------------------------------------------------------------------------------------------------------------
(Office Equipment)
Imaging Solutions:
  Digital Imaging Systems                        313.0     1.2           309.1   -0.1           611.5   -2.5          608.0    -3.0
    Domestic                                     126.0    -7.3           126.0   -7.3           241.0   -9.3          241.0    -9.3
    Overseas                                     187.0     7.8           183.1    5.5           370.5    2.5          367.0     1.6
  Other Imaging Systems                           96.0   -20.6            94.5  -21.9           183.0  -21.4          181.5   -22.0
    Domestic                                      34.0   -17.0            34.0  -17.0            67.0  -16.8           67.0   -16.8
    Overseas                                      62.0   -22.5            60.5  -24.4           116.0  -23.8          114.5   -24.8
Total Imaging Solutions                          409.0    -5.0           403.6   -6.2           794.5   -7.6          789.5    -8.2
  Domestic                                       160.0    -9.5           160.0   -9.5           308.0  -11.0          308.0   -11.0
  Overseas                                       249.0    -1.8           243.6   -3.9           486.5   -5.3          481.5    -6.2
-----------------------------------------------------------------------------------------------------------------------------------
Network Input/Output Systems:
  Printing Systems                               248.0    30.9           242.0   27.8           545.0   33.3          540.0    32.1
    Domestic                                     107.0    30.5           107.0   30.5           232.0   30.7          232.0    30.7
    Overseas                                     141.0    31.3           135.0   25.7           313.0   35.3          308.0    33.1
  Other Input/Output Systems                      27.0    -8.6            26.7   -9.6            51.5   -5.6           51.1    -6.3
    Domestic                                       4.0   -32.9             4.0  -32.9             7.0  -30.7            7.0   -30.7
    Overseas                                      23.0    -2.4            22.7   -3.7            44.5    0.1           44.1    -0.8
Total Network Input/Output Systems               275.0    25.6           268.7   22.7           596.5   28.7          591.1    27.6
  Domestic                                       111.0    26.2           111.0   26.2           239.0   27.4          239.0    27.4
  Overseas                                       164.0    25.2           157.7   20.4           357.5   29.6          352.1    27.7
-----------------------------------------------------------------------------------------------------------------------------------
Network System Solutions                          94.5    -5.5            94.4   -5.6           187.0   -5.3          186.9    -5.4
  Domestic                                        93.0    -5.8            93.0   -5.8           184.0   -5.6          184.0    -5.6
  Overseas                                         1.5    15.6             1.4    7.9             3.0   15.0            2.9    11.2
-----------------------------------------------------------------------------------------------------------------------------------
Office Equipment Total                           778.5     3.9           766.7    2.3         1,578.0    3.8        1,567.5     3.1
  Domestic                                       364.0     0.1           364.0    0.1           731.0    0.3          731.0     0.3
  Overseas                                       414.5     7.4           402.7    4.4           847.0    7.0          836.5     5.6
    The Americas                                 169.0    -0.5           176.9    4.1           341.0   -0.5          356.8     4.2
    Europe                                       197.5    20.1           176.7    7.5           403.0   15.3          373.5     6.8
    Other                                         48.0    -6.7            49.1   -4.6           103.0    3.2          106.2     6.4
-----------------------------------------------------------------------------------------------------------------------------------
(Other Businesses)
Other Businesses                                 114.0     6.1           113.3    5.4           227.0    4.2          225.5     3.5
  Domestic                                        87.0     1.1            87.0    1.1           169.0    1.0          169.0     1.0
  Overseas                                        27.0    25.9            26.3   22.6            58.0   15.0           56.5    12.1
    The Americas                                   1.0    97.6             1.1  117.4             3.0  118.7            3.2   133.2
    Europe                                         2.5    43.8             2.3   32.3             6.0   22.4            5.5    12.2
    Other                                         23.5    22.4            22.9   19.3            49.0   11.0           47.8     8.3
-----------------------------------------------------------------------------------------------------------------------------------
Grand Total                                      892.5     4.2           880.0    2.7         1,805.0    3.8        1,793.0     3.1
  Domestic                                       451.0     0.3           451.0    0.3           900.0    0.4          900.0     0.4
  Overseas                                       441.5     8.4           429.0    5.3           905.0    7.4          893.0     6.0
    The Americas                                 170.0    -0.3           178.0    4.4           344.0    0.0          360.0     4.7
    Europe                                       200.0    20.4           179.0    7.7           409.0   15.4          379.0     6.9
    Other                                         71.5     1.2            72.0    1.9           152.0    5.6          154.0     7.0
-----------------------------------------------------------------------------------------------------------------------------------

* Excluding foreign exchange impact

                                       A-2